

April 10, 2012

Via Facsimile
Mr. Gregory B. Willis
Chief Financial Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

> **Re: Air Lease Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 1-35121**

Dear Mr. Willis:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Rental of flight equipment, page 65

1.   We note your response to our prior comment. Please provide us with additional information regarding your lease agreements that contain nonperformance related default covenants, material adverse change clauses and cross-default provisions. Please specifically address the following:

- Tell us how you evaluated each provision based on the guidance found in ASC 840-10-25-14 and tell us whether any of your agreements include provisions that fail to meet the criteria in this paragraph.

- To the extent that any of your agreements include covenants or provisions that are subjectively determinable or otherwise do not meet the criteria of ASC 840-10-25-14, tell us whether you have included the maximum amount the lessee could be required to pay in determining minimum lease payments for purposes of applying ASC 840-10-25-1(d) and explain how you determined such amounts.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief